UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **May 20, 2004 (May 18, 2004)**



VANGUARD HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**333-71934**	**62-1698183**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee	**37215**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(615) 665-6000**

Item 5.   <u>Other Events and Regulation FD Disclosure</u>.

On May 19, 2004, Vanguard Health Systems, Inc. (the "Company") issued a press release announcing the refinancing of its senior secured credit facility. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference. The Credit Agreement entered into by the Company on May 18, 2004, in connection with consummation of the refinancing is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 7.   <u>Financial Statements and Exhibits</u>.

     (c)   Exhibits.

         10.1   Credit Agreement dated as of May 18, 2004, among Vanguard Health Systems, Inc.; various lenders; Bank of America, N.A., as administrative agent; Citicorp North America, Inc., as syndication agent; General Electric Capital Corporation, La Salle Bank, National Association and Wachovia Bank, National Association, as Co-Documentation Agents; and Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and book runners.

         99.1   Press Release dated May 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: May 20, 2004   **VANGUARD HEALTH SYSTEMS, INC.**
                                                           (Registrant)

                                                 BY: */s/ Ronald P. Soltman*
                                                       Ronald P. Soltman
                                                       Executive Vice President

VANGUARD HEALTH SYSTEMS, INC.
EXHIBIT INDEX

Exhibit No.	Subject Matter
10.1	Credit Agreement dated as of May 18, 2004, among Vanguard Health Systems, Inc.; various lenders; Bank of America, N.A., as administrative agent; Citicorp North America, Inc., as syndication agent; General Electric Capital Corporation, La Salle Bank, National Association and Wachovia Bank, National Association, as Co-Documentation Agents; and Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and book runners.
99.1	Press Release dated May 19, 2004.